EXHIBIT 12.1

NRG YIELD, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Three
	Months Ended	For the Year Ended December 31,
	March 31, 2015	2014	2013 (b)	2012(a) (b)	2011 (b)	2010 (b)
		(in millions, except ratio)
Earnings:
(Loss) Income from continuing operations before income tax	$(20)	$116	$140	$22	$23	$11
Less:
Equity in earnings of unconsolidated affiliates	(1)	(27)	(22)	(19)	(13)	(1)
Capitalized interest	—	—	(18)	(31)	(4)	(1)
Add:
Fixed charges	70	188	70	60	24	14
Distributions from unconsolidated affiliates	37	24	15	20	8	—
Amortization of capitalized interest	1	2	2	1	—	—
Total Earnings:	$87	$303	$187	$53	$38	$23

Fixed Charges:
Interest expense	67	175	47	28	19	13
Capitalized interest	—	—	18	31	4	1
Amortization of debt issuance costs	2	7	4	—	—	—
Amortization of debt discount	1	4	—	—	—	—
Approximation of interest in rental expense	—	2	1	1	1	—
Total Fixed Charges:	$70	$188	$70	$60	$24	$14
Ratio of Earnings to Combined Fixed Charges	1.24	1.66	2.67	0.88	1.58	1.64

(a)

The ratio coverage for the year ended December 31, 2012 was less than 1:1. NRG Yield, Inc. would have needed to generate additional earnings of $7 million to achieve a ratio coverage of 1:1 for that year.

(b)

For all periods prior to NRG Yield, Inc.’s initial public offering on July 22, 2013, the accompanying combined financial statements represent the combination of the assets that the Company acquired and were prepared using NRG’s historical basis in the assets and liabilities. For the purposes of the combined financial statements, the term “NRG Yield, Inc. and Subsidiaries” represents the accounting predecessor, or the combination of the acquired businesses. For all periods subsequent to the NRG Yield, Inc. initial public offering, the accompanying audited consolidated financial statements represent the consolidated results of the Company.